Exhibit 99.1

Cheche Group Partners with FAW Bestune to Launch Industry-First Fully Digital One-Stop Vehicle Delivery Service

BEIJING, China – December 4, 2025 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced that it has entered into a partnership with FAW Bestune Automobile Co., Ltd. Sales Branch (“FAW Bestune”) and Jilin Dingjia Automotive Business Service Co., Ltd., which are under China FAW Group Co., Ltd. (“FAW”). China FAW Group is among China’s top ten state-owned auto manufacturers.

Through this collaboration, Cheche’s insurance solutions are now integrated with the official 12123 traffic management platform, enabling car owners to purchase new car insurance and apply for temporary license plates online. The 12123 platform serves as China’s official government portal for certain tasks, which include applying for and using digital driver’s licenses and vehicle registration licenses, paying traffic violation fines, scheduling vehicle inspections, and inquiring about traffic information. This upgrade reflects Cheche’s commitment to delivering high-standard, end-to-end digital insurance services and strengthening its role as a trusted partner to automakers.

In addition, Cheche’s embedded services for FAW Bestune are now connected to the 12123 platform, creating a seamless digital workflow for vehicle purchase, insurance issuance, and temporary plate registration — significantly improving the efficiency of digital vehicle delivery.

“Integrating the 12123 platform into our embedded services for FAW Bestune marks another step forward in our mission to provide automaker partners and their customers with seamless, high-quality insurance solutions,” said Mr. Lei Zhang, Founder, CEO and Chairman of Cheche.

“By enabling online insurance purchases and license plate applications, we are enhancing the user experience while helping partners deliver vehicles more efficiently. Looking ahead, we plan to extend this capability to other auto manufacturer partners, further strengthening Cheche’s role as a trusted enabler of the ecosystem.”

The service is currently operating smoothly in pilot cities, with nationwide expansion planned as soon as infrastructure and regulatory conditions are fully aligned.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 101 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185